SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2002

ALCON, INC.

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

011-41-41-785-8888

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F x	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	No x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002.

The following press release was issued by Alcon, Inc. on September 25, 2002.

For immediate release

Alcon Victorious in Patent Lawsuit

Hünenberg, Switzerland - September 25 - A federal court today ruled in favor of Alcon (NYSE: ACL) in a long-standing patent infringement lawsuit against Nidek, Inc, Nidek Technologies, Inc. and the parent company, Nidek Co., Ltd. The court found that Summit Technologies, which originally filed the lawsuit and was subsequently acquired by Alcon, was entitled to lost profits of $14.8 million. The court also found that Summit was entitled to past royalties of $2.4 million for sales up to January 2001 and ruled Alcon is entitled to royalties in the amount of five percent to be calculated on all sales after January 2001.

The court found infringement of all nine assertive claims in the Marshall patent, found the patent to be valid and found that Nidek infringed on it. In addition, the court found infringement of all five assertive claims in the Azema patent. The court also found Nidek to be willful in its actions, meaning that the judge, in his discretion, can award treble damages and possibly costs and attorneys' fees. By law, Alcon is entitled to a permanent injunction. This may be stayed through appeal, should Nidek file an appeal.

"We are delighted with the outcome of this trial," said Tim Sear, Chairman, President and CEO of Alcon, Inc. "These patents were key to the value of Summit, which we acquired in 2000, and this victory strengthens our position in the laser industry."

The suit, originally filed by Summit Technology, Inc. in December 1998, alleged that the Nidek excimer laser infringed on two of Summit's crucial patents and asked for damages and an injunction against future sales of the equipment.

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the decision may be overturned on appeal. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
News media inquiries: Mary Dulle (Public Relations)
817-551-4950
Doug MacHatton (Investor Relations)
800-400-8599
www.alconinc.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Alcon, Inc.
(Registrant)

Date	September 26, 2002	By	/s/ Martin Schneider
Name: Martin Schneider
Title: Controller

Date	September 26, 2002	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Finance Manager